

Mail Stop 3233

August 7, 2018

<u>Via E-mail</u>
Mr. Todd C. Buxton
Chief Executive Officer
Alpha Investment Inc.
200 East Campus View Blvd., Suite 200
Columbus, OH 43235

> **Re: Alpha Investment Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 5, 2018**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2017**
> **Filed June 20, 2018**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2018**
> **Filed June 20, 2018**
> **File No. 333-198772**

Dear Mr. Buxton:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities